

16013245

SEC Mail Processing Section
SEC

FEB 29 2016

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/15**

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

X-CHANGE FINANCIAL ACCESS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2930
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Oulvey	**(312) 583-0834**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **David E. Oulvey**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **X-Change Financial Access LLC** as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

25th day of February, 2016


OFFICIAL SEAL
JULIANNE WAGNER
Notary Public - State of Illinois
My Commission Expires Jun 17, 2018

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of X-Change Financial Access LLC

We have audited the accompanying statement of financial condition of X-Change Financial Access LLC (the "Company"), as December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the statement of financial condition and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of X-Change Financial Access LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedules (Schedule 1 to Schedule 7) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2016

X_CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 2,997,080
Cash segregated	12,306
Brokerage fees receivable, net of allowance for doubtful accounts of $23,041	6,467,039
Receivable from clearing organization	1,324,852
Receivable from Exchange	69,177
Receivables from Broker-Dealers and Futures Commission Merchants	650,537
Other assets	414,150
TOTAL ASSETS	$ 11,935,141

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 1,177,824
Commissions payable	1,782,564
Guaranteed payments payable	1,900,671
Total Liabilities	4,861,059
Member's Capital	7,074,082
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 11,935,141

See accompanying notes.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - X-Change Financial Access, LLC (the "Company"), an Illinois limited liability company, was organized on April 9, 2001. The Company is 100% owned by XFA Holdings, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority ("FINRA".) The Company was also registered as a Futures Commission Merchant (see Note 12) with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA".) Additionally, the Company is a member of the Chicago Board Options Exchange (the "CBOE") and is a clearing member of the Options Clearing Corporation (the "OCC".) The Company's principal business activity is executing securities, commodity futures and options transactions on an agency basis.

Securities and Futures Transactions - Brokerage fee income is recorded at the time of the transaction. Futures commission revenue and related expenses are recognized on a trade-date basis. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer brokerage accounts and the aging of brokerage fees receivable. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are classified within level 1 of the fair value hierarchy. Exchange-traded commodity contracts typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. Securities and commodity contracts that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within level 2 of the fair value hierarchy.

Commodity contracts traded in the options market are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads and measures of volatility. For options that trade in liquid markets where model inputs can generally be verified and model selection does not involve significant management judgment, such instruments are generally classified within level 2 of the fair value hierarchy.

When applicable, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

At December 31, 2015, the Company had no assets or liabilities classified as Level 1, Level 2 or Level 3.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

NOTE 3 - CUSTOMER ASSETS SEGREGATED OR HELD IN SEPARATE ACCOUNTS UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2015, included in the statement of financial condition are customer assets segregated or held in separate accounts under the Commodity Exchange Act, as follows:

Cash	$ 12,306

NOTE 4 - INCOME TAXES

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2012, 2013 and 2014. The Company determined that there are no uncertain tax positions, which would require adjustments or disclosures on the financial statements.

NOTE 5 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly referred to as a 401(k) plan. All employees 21 years of age and older that have completed one year of service are eligible to participate in the plan. The Company's contribution to the plan for 2015 was $62,908 and was included in accounts payable and accrued expenses at December 31, 2015.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined.

In addition, as a futures commission merchant, the Company is subject to the net capital requirements of the CFTC (Regulation 1.17) and the NFA, and is required to maintain adjusted net capital equivalent to the greater of $1,000,000 or the sum of 8% of customer and 8% of noncustomer risk maintenance margin requirements on all positions, as these terms are defined.

As a clearing member of the Options Clearing Corporation (the "OCC"), the Company is required to maintain net capital of $2,500,000.

At December 31, 2015, under the rules of the SEC and the CFTC, the Company's net capital and required net capital were $5,517,442 and $1,000,000, respectively.

NOTE 7 - RELATED PARTY INFORMATION

The Company is affiliated through common ownership with XFA Global Limited. As of December 31, 2015, the Company owed $893 to XFA Global Limited, which is included with accounts payable and accrued expenses.

NOTE 8. FINANCIAL INSTRUMENTS

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not engage in the proprietary trading of derivatives.

The Company executed customer transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which were transacted on a margin basis subject to individual exchange regulations. Such transactions could have exposed the Company to significant off-balance-sheet risk in the event margin requirements were not sufficient to fully cover losses that customers may have incurred. In the event the customer failed to satisfy its obligations, the Company could have been required to purchase or sell futures contracts at prevailing market prices in order to fulfill the customer's obligations. The Company controlled this risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and internal guidelines and required additional collateral when necessary. The Company required a customer to deposit additional margin collateral, or reduce positions, if it was determined that the customer's activities could have been subject to above normal market risks.

The Company engaged in futures non-clearing activities in which counterparties primarily include broker-dealers, other futures commission merchants and other brokers. In the event counterparties did not fulfill their obligations, the Company could have been exposed to risk. The risk of default depended on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9. GUARANTEES

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of various clearing organizations that clear derivatives contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 10 - COMMITMENTS

The Company leases its primary business location in Chicago through May 2018. The Company is also subject to its proportionate share of the building's operating expenses.

The Company leases space at another location through September 2016. However, the expense associated with this lease is borne by a profit center operating under the Company's umbrella.

The Company also has an agreement with a remote processor through February 2016.

NOTE 10 – COMMITMENTS (*Continued*)

The future minimum lease payments for the leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Totals
2016	160,361
2017	138,740
2018	46,625
	$ 345,726

NOTE 11 – LEGAL MATTERS

The Company is named in arbitration cases brought by the former President and COO of the Company and other persons. It is premature at this stage of the proceedings to express an opinion as to the likelihood of a favorable or unfavorable outcome to the cases, or to estimate the amount or range of potential loss should an unfavorable outcome result. It is the intent of the Company to deny liability and to defend vigorously against the claims of the plaintiffs in these cases.

NOTE 12 – SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through February 25, 2016, the date the financial statements were issued, noting the following event requiring disclosure in the Company's financial statements:

On February 23, 2016, the Company's registration with the Commodity Futures Trading Commission as a Futures Commission Merchant was withdrawn and simultaneously established as a Futures Introducing Broker.

SUPPLEMENTAL SCHEDULES

Note: The Company does not carry securities customers accounts. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3 and the Information relating to the Possession or Control Requirements under Rule 15c-3-3 have not been provided.

X-CHANGE FINANCIAL ACCESS LLC

COMPUTATION OF NET CAPITAL (SEC)

DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL	
Total member's capital	$ 7,074,082
Deductions:	
Non-allowable assets (see Schedule 2)	1,546,191
Haircuts on securities owned	10,449
NET CAPITAL	$ 5,517,442
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 0 .
Minimum dollar net capital requirement	$ 1,000,000
Net capital requirement	$ 1,000,000
Excess net capital	$ 4,517,442

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part II Filing as of December 31, 2015.

X-Change Financial Access LLC **Schedule 2**

Reconciliation of Statement of Financial Condition to CFTC Net Capital Computation

December 31, 2015

Total assets per Statement of Financial Condition		$ 11,935,141
Deduct: Noncurrent assets (as defined)		
Brokerage fees receivable	$ 1,132,041	
Other assets	414,150	1,546,191
Current Assets (as defined)		$ 10,388,950
Total liabilities per Statement of Financial Condition		$ 4,861,059
Adjusted Total Liabilities		$ 4,861,059

See accompanying independent auditors' report.

X-Change Financial Access LLC **Schedule 3**

Statement of the Computation of Net Capital and Minimum Capital Requirements (CFTC)

December 31, 2015

Current assets, as defined (see reconciliation on prior page)			$ 10,388,950
Total liabilities			$ 4,861,059
Net capital			5,527,891
Charges against net capital:			10,449
Adjusted net capital (net capital less charges against net capital)			5,517,442
Net capital required using risk-based requirement:			
Amount of customer risk maintenance margir	$ —		
8% of customer risk-based requirement		$ —	
Amount of noncustomer risk maintenance margi	—		
8% of customer risk-based requirement		—	
		—	
Minimum dollar amount requirement		$ 1,000,000	
Amount required			1,000,000
Excess net capital			$ 4,517,442

Computation of Early Warning Level

Enter 150% of amount required	$ 1,500,000

There are no material differences between this computation and the Company's corresponding unaudited FOCUS filing as of December 31, 2015.

See accompanying independent auditors' report.

X-Change Financial Access LLC **Schedule 4**

Segregation Requirement and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

December 31, 2015

Segregation requirement:	
Net ledger balance:	
Cash	$ —
Securities	—
Net unrealized loss/gain in open futures contracts traded on a contract market	—
Exchange traded options:	
Market value of open options contracts purchased on a contract market	—
Market value of open options contracts sold on a contract market	—
Net equity	—
Accounts liquidating to a deficit and accounts with debit balances with no open trades (offset by customer owned securities totaling $0)	—
Amount required to be segregated	—
Funds on deposit in segregation:	
Deposited in segregated funds bank accounts:	
Cash	12,306
Securities representing investments of customers' funds, at market	—
Securities held for particular customers in lieu of cash margins, at market	—
Margins on deposit with clearing organizations of contract markets:	
Cash	—
Securities representing investments of customers' funds, at market	—
Securities held for particular customers in lieu of cash margins, at market	—
Net settlement receivable from clearing organizations of contract markets	—
Exchange traded options:	
Value of open long option contracts	—
Value of open short option contracts	—
Net equities with other futures commission merchants:	
Net liquidating equity	—
Securities held for particular customers in lieu of cash margins, at market	—
Customers' segregated funds on hand	—
Total amount in segregation	12,306
Excess funds in segregation	$ 12,306
Management target amount for excess funds in segregation	$ 5,000
Excess funds in segregation over management target amount excess	$ 7,306

There are no material differences between this computation and the Company's corresponding unaudited FOCUS filing as of December 31, 2015.

See accompanying independent auditors' report.

X-Change Financial Access LLC **Schedule 5**

Segregation Requirement and Funds in Segregation - Customers' Dealer Options

December 31, 2015

The Company does not carry customers' dealer option accounts as defined by Commodity Exchange Act Regulation 32.6. Therefore, the Company is exempt from the provisions of Regulation 32.6.

X-Change Financial Access LLC **Schedule 6**

Secured Requirement and Funds Held in Separate Accounts (CFTC Reg. 30.7)

December 31, 2015

The Company does not carry customers' secured accounts as defined by Commodity Exchange Act Regulation 30.7. Therefore, the Company is exempt from the provisions of Regulation 30.7.

X-Change Financial Access LLC

Schedule 7

Cleared Swaps Segregation Requirements and Funds in Cleared Swaps Customer Accounts

December 31, 2015

The Company does not carry customers' swap accounts as defined by Commodity Exchange Act Regulation 4D(F). Therefore, the Company is exempt from the provisions of Regulation 4D(F).

See accompanying independent auditors' report.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Sole Member of X-Change Financial Access LLC

In planning and performing our audit of the statement of financial condition of X-Change Financial Access LLC (the "Company") as of December 31, 2015, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

> The periodic computations of minimum financial requirements pursuant to Regulation 1.17
>
> The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act (the "CEAct") and the regulations thereunder, and the segregation of funds based on such computations

Because the Company does not and did not carry customer foreign futures or foreign options or customer cleared swaps or customer dealer options during 2015, we did not review the practices and procedures followed by the Company making those computations under the CEAct.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the proceeding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2015 to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, the NFA, and other regulatory agencies that rely on Regulation 1.16 under the CEAct in their regulation of registered futures commission merchants, and is not intended to be and should not be used for any other purpose.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2016



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
X-Change Financial Access LLC

We have reviewed management's statements, included in the accompanying Compliance Report (the "Compliance Report"), in which (1) X-Change Financial Access LLC's (the "Company's") internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) the Company's internal control over compliance was effective as of December 31, 2015; (3) the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13 that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; the Company complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Companys' books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2016


XFA

X-CHANGE FINANCIAL ACCESS LLC

Rule 15c3-3 Compliance Report

X-Change Financial Access LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control over Compliance was effective during the most recent fiscal year ended December 31, 2015;

(3) The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015;

(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

The above statements are true and correct to the best of my knowledge and belief.

David E. Oulvey

Chief Financial Officer - FINOP

February 25, 2016

440 S. LaSalle Street, Suite 2930 • Chicago, Illinois 60605
Phone 312.235.0320 Fax 312.235.0336 **www.x-fa.com**